EXHIBIT 10.1

INDEPENDENT AUDITORS' CONSENT --- REED ELSEVIER COMBINED FINANCIAL STATEMENTS

We consent to the incorporation by reference in Registration Statement Nos. 333-08542 and 333-12666 of Reed International P.L.C. and Elsevier NV on Form S- 8 and in the Post-Effective Amendment No. 1 to Registration Statement No. 333- 6710-02 and the Registration Statement No. 333-13188-01 of Reed International P.L.C. and Elsevier NV on Form F-3 of our report dated 20 February 2002, relating to the combined financial statements of Reed Elsevier, appearing in the Annual Report on Form 20-F of Reed International P.L.C. and Elsevier NV for the year ended 31 December 2001.

Deloitte & Touche
Chartered Accountants
London, England

Deloitte & Touche
Accountants
Amsterdam, The Netherlands

5 March 2002

5 March 2002